Stradley Ronon Stevens & Young, LLP 191 N. Wacker Drive Suite 1601 Chicago, IL 60606-1615 Telephone 312-964-3500 Fax 312-964-3501

MARK R. GREER

312.964.3505

mgreer@stradley.com

Direct Fax: 312.964.3501

September 15, 2017

VIA EDGAR

Mr. James O’Connor

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	InvestEd Portfolios (Registrant)
File Nos. 811-10431 and 333-64172 / CIK #0001141323

Dear Mr. O’Connor:

On behalf of the Registrant, I am responding to the comments that you provided to Philip Shipp, Assistant Secretary of the Registrant, on August 21, 2017, as I understand them, regarding Post-Effective Amendment No. 29 to the registration statement of the Registrant, as filed on July 5, 2017 (the “Amendment”), which was made to reflect certain changes to the existing series of the Registrant and to register three new series of the Registrant (each existing and new series being a “Fund” and, collectively, the “Funds”). Each of your comments on the Amendment is repeated below, with the Registrant’s response immediately following. Revised text is indicated in bold typeface. In addition, we hereby confirm that the Registrant will include all information omitted from the Amendment in a subsequent post-effective amendment.

1.	Comment:	Does this ability to exceed the ranges make the charts misleading? How is it a range if it can be exceeded? Either delete this sentence or change the range to show the true max.

Response:

The investment ranges presented in each Portfolio’s summary prospectus shows the allocation of the assets in various asset classes and certain underlying affiliated funds within those asset classes under normal circumstances. However, each Portfolio may deviate, from time to time, from its general investment strategy as market conditions dictate, just like any other open-end investment company. Moreover, although the disclosure states that IICO may modify the

Mr. James O’Connor

U.S. Securities and Exchange Commission

September 15, 2017

target asset allocations and underlying funds for a Portfolio, IICO only will do so after supplementing the prospectus accordingly to disclose to shareholders any intended change. As a result, investors will know in advance of any deviations from the ranges currently presented in a Portfolio’s summary. Therefore, the Registrant does not view the current ranges as disclosed to be misleading.

2.	Comment:	We suggest that the term “below investment grade” be used instead of “low-rated” when referring to “high yield” or “junk” bonds.

Response:

The Registrant uses the term “low-rated” because it believes that such term is a “plain English” synonym for non-investment grade bonds, which may be more easily understood by potential investors. Moreover, the risk disclosure for low rated securities notes that such bonds are commonly referred to as “high yield” or “junk” bonds, and it contrasts low rated securities with “investment grade” securities in such risk disclosure (“The creditworthiness of issuers of low-rated securities may be more complex to analyze than that of issuers of investment grade debt securities.”). In addition, the Registrant notes that the principal investment strategy discussion for each Portfolio refers to “investment grade” and “non-investment grade” securities. Therefore, the Registrant believes that the disclosure is accurate and sufficiently clear as drafted.

3.	Comment:

With respect to the Growth Portfolio’s total returns table, please explain why including the Bloomberg Barclays U.S. Treasury Bills: 1-3 Month Index as an additional comparative, broad-based index is not misleading, given the Portfolio’s insignificant investments in Treasury Bills.

Response:

The Registrant will include broad-based, comparative indices that reflect the various asset classes in which the underlying funds invest. Specifically, going forward, the Growth Portfolio’s performance will be measured against the Russell 3000 Index, MSCI ACWI ex USA Index, Bloomberg Barclays U.S. Universal Index and Bloomberg Barclays 1-5 Year U.S. Government/Credit Index. The Registrant does not intend to use the Bloomberg Barclays U.S. Treasury Bills: 1-3 Month Index as a comparative index going forward. However, in accordance with Instruction 2(c) to Item 4 of Form N-1A, the Registrant will provide the information for the Bloomberg Barclays U.S. Treasury Bills: 1-3 Month Index, as the Portfolio’s former index, for a 12-month period following the effective date of the revised registration statement.

4.	Comment:

With respect to the Balanced Portfolio, we note that funds with the term “Balanced” in their names should disclose that they expect to invest at least 25% of their net assets in fixed income securities and 25% of their net assets in equity securities.

Mr. James O’Connor

U.S. Securities and Exchange Commission

September 15, 2017

Response:

The Registrant notes that the term “balanced” is not subject to Rule 35d-1 under the Investment Company Act, and therefore respectfully declines to change the asset allocations of the Portfolio. Additionally, given the overall allocation mix of the Portfolio among equity and fixed income funds, the Registrant believes that the Portfolio’s name would lead a reasonable investor to conclude that the Portfolio invests in a manner that is consistent with its intended investments.

5.	Comment:	Please provide the investment ranges for the underlying funds of the InvestEd Fixed Income Portfolio.

	Response:	The ranges are as follows:

Underlying Fund	Investment Range
	Low	High
Investment Grade Bond Funds	0%	25%
Ivy Advantus Bond Fund	0%	10%
Ivy ProShares S&P 500 Bond Index Fund	0%	10%
Waddell & Reed Advisors Bond Fund	0%	10%
Waddell & Reed Advisors Government Securities Fund	0%	10%
Non-Investment Grade Bond Funds	0%	15%
Ivy Apollo Strategic Income Fund	0%	10%
Ivy Global Bond Fund	0%	10%
Ivy High Income Fund	0%	10%
Ivy ProShares Interest Rate Hedged High Yield Index Fund	0%	10%
Short-Term Bond Funds	70%	100%
Ivy Government Money Market Fund	0%	70%
Ivy Limited-Term Bond Fund	0%	100%

6.	Comment:

The disclosure under the section “Sales Charge Waivers for Certain Investors” states that shares may be purchased at net asset value for Ivy InvestEd Plan accounts owned by “certain clients investing through certain investment advisers and broker-dealers in fee-based brokerage or advisory accounts, wrap accounts and asset allocation programs that charge asset-based fees.” Please identify which advisers are referred to by this statement.

Response:

The Registrant notes that although availability of certain sales charge waivers may apply if a shareholder purchases shares through a financial intermediary, there are no variations in the waivers to sales charges based on the intermediary. Additionally, the Registrant confirms that should a new variation to a sales load be introduced, which would apply uniformly to investors that purchase shares through a single intermediary, the Registrant will identify which advisers have such variations and will disclose that information in an appendix to the prospectus.

7.	Comment:	The disclosure states that a contingent deferred sales charge for shares of a Portfolio will not apply for … “redemptions made by shareholders that have

Mr. James O’Connor

U.S. Securities and Exchange Commission

September 15, 2017

purchased shares of the Trust through certain group plans that have selling agreements with Waddell & Reed and that are administered by a third party and/or for which brokers not affiliated with Waddell & Reed provide administrative or record keeping services.” These “certain group plans” should be disclosed.

Response:

The Registrant confirms that the standard waiver of contingent deferred sales charges, as disclosed in the prospectus, will not vary among various group plans. Should such a variation be implemented for a specific intermediary, the Registrant will include such information in an appendix to the prospectus. Please see the response to comment no. 6, above.

8.	Comment:

The disclosure under the section titled “Account Registration” states that “Ivy InvestEd Plan accounts … with a balance of less than $25,000 will be charged an annual maintenance fee of $20.” That account maintenance fee should be included as an “Account Fee” under “Shareholder Fees” in fee table in each Portfolio’s summary prospectus.

	Response:	We note that the $20 fee already is disclosed in the fee table under “Shareholder Fees” for each Portfolio; it is included in the line titled “Maximum Annual Maintenance Fee.”

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We believe that this information responds to all of your comments. If you should require additional information, please call me at (312) 964-3505.

Sincerely,

/s/ Mark R. Greer

Mark R. Greer, Esq.

Copy:	Philip Shipp, Esq.
Jennifer Dulski, Esq.
Alan P. Goldberg, Esq.